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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              _____________________

                                 SCHEDULE 13E-4

                                 AMENDMENT NO. 2
                                (FINAL AMENDMENT)

                          ISSUER TENDER OFFER STATEMENT
                          (PURSUANT TO SECTION 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934)
                              _____________________

                               AEP INDUSTRIES INC.
                                (Name of Issuer)
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   001031 10 3
                      (CUSIP Number of Class of Securities)
                              _____________________

                                 PAUL M. FEENEY
                        EXECUTIVE VICE PRESIDENT-FINANCE
                               AEP INDUSTRIES INC.
                               125 PHILLIPS AVENUE
                       SOUTH HACKENSACK, NEW JERSEY  07606
                                 (201) 641-6600

     (Name, Address and Telephone Number of Person Authorized to Receive
   Notices and Communications on Behalf of the Person(s) Filing Statement)
                              _____________________

                          Copies of Communications to:

                              DENNIS J. BLOCK, ESQ.
                             WEIL, GOTSHAL & MANGES
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8187
                              _____________________

                                 AUGUST 10, 1995
     (Date Tender Offer First Published, Sent or Given to Security Holders)
                              _____________________

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


                                                   CALCULATION OF FILING FEE
         TRANSACTION VALUE:* $24,638,250                            AMOUNT OF FILING FEE:* $4,927.65

        * BASED ON $22.75 CASH PRICE PER SHARE FOR 1,083,000 SHARES.

[X] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY
    RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING
    FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

AMOUNT PREVIOUSLY PAID:  $4,927.65          FILING PARTY:  AEP INDUSTRIES INC.
FORM OR REGISTRATION NO. SCHEDULE 13E-4     DATE FILED:  AUGUST 10, 1995

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          This Amendment No. 2, being a final amendment, amends and
     supplements the Issuer Tender Offer Statement on Schedule 13E-4 originally filed on August 10, 1995 and amended on September 11, 1995, relating to the invitation of AEP Industries Inc., a Delaware corporation (the "Company"), to its stockholders to tender up to 1,083,000 shares of its Common Stock, par value $.01 per share
     (the "Shares"), to the Company at $22.75 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 10, 1995 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer").

     ITEM 8.  ADDITIONAL INFORMATION.

          Item 8(e) is amended by adding the following paragraph:

          The Company announced the final results of the Offer in a press release dated September 15, 1995 which is attached hereto as Exhibit
     (a)(11) and is incorporated herein by reference.

     ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

          Item 9 is amended by adding the following exhibit:

     (a)(11)   Text of Press Release, dated September 15, 1995.

















































     NYFS03...:\22\11722\0003\2453\SCH9055U.58A

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                                    SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:     September 15, 1995            AEP INDUSTRIES INC.



                                   By:      /s/ Paul M. Feeney
                                       -------------------------------
                                                Paul M. Feeney
                                       Executive Vice President -Finance
























































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                                  EXHIBIT INDEX

   Exhibit No.         Description

     (a)(1)    Offer to Purchase, dated August 10, 1995  . . . . . . . .  *

     (a)(2)    Letter of Transmittal . . . . . . . . . . . . . . . . . .  *

     (a)(3)    Notice of Guaranteed Delivery . . . . . . . . . . . . . .  *

     (a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees  . . . . . . . . . . . . . .  *

     (a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial
               Banks, Trust Companies and Other Nominees . . . . . . . .  *

     (a)(6)    Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9 . . . . . . . . . . . . . .  *

     (a)(7) Letter to the Company's Stockholders from the Chairman of the Board, President and Chief Executive Officer of the
               Company . . . . . . . . . . . . . . . . . . . . . . . . .  *

     (a)(8)    Text of Press Release, dated August 3, 1995 . . . . . . .  *

     (a)(9)    Text of Press Release, dated August 10, 1995  . . . . . .  *

     (a)(10)   Text of Press Release, dated September 11, 1995 . . . . .  *

     (a)(11)   Text of Press Release, dated Sepember 15, 1995  . . . . . .

     (b) Credit Agreement, dated as of August 3, 1995, among the Company, The Chase Manhattan Bank (National Association), as Administrative Agent and Mellon Bank, N.A., as Documentation
               Agent and the lenders party thereto . . . . . . . . . . .  *

     (c)       Stock Purchase Agreement, dated August 2, 1995, by and
               between J. Brendan Barba and the Company  . . . . . . . .  *


     ----------------------------

     *   Previously filed